

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

June 24, 2008

Mail Stop 7010

**<u>Via U.S. mail</u>**

Kelly Longtin
Chief Executive Officer
Otter Tail AG Enterprises, LLC
24096 - 170<sup>th</sup> Avenue
Fergus Falls, Minnesota 56537-7518

Re:     **Otter Tail AG Enterprises, LLC**
        **Amendment No.2 to Registration Statement on Form 10-12G/A**
        **Filed on:  June 11, 2008**
        **File No.:  000-53042**

Dear Mr. Longtin:

        We have completed our review of the Form 10.  We have no further comments at this time.

        If you have any further questions regarding our review of your filing, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769, or Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3760.

                                                Sincerely,


                                                Pamela A. Long
                                                Assistant Director


cc:     Todd A. Taylor, Esq. (via facsimile @ (612) 492-7077)
        Fredrikson & Byron, P.A.